Rule 477/33 Act

                                  March 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:      Phoenix Strategic Equity Series Fund
                  Request for Withdrawal of 485APOS Filing
                  CIK No. 0000796299
                  File Nos. 033-06931 and 811-4727

To the Commission Staff:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Phoenix Strategic Equity Series Fund, a Delaware statutory trust (the "Registrant"), hereby respectfully requests that the 485APOS filing of Post-Effective Amendment No. 50 to the registration statement on Form N-1A filed on February 15, 2006, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Registrant's file for the Registration Statement.

                  Company Name:  Phoenix Strategic Equity Series Fund

                  Post-Effective Amendment No.:  50
                  Form Type:  485APOS
                  Received Date:  February 15, 2006  17:25
                  Accepted Date:  February 15, 2006  17:25
                  Accession No.:  0000949377-06-000102


         The purpose of the referenced post-effective amendment to the Registration Statement was to add a new series to the trust, Phoenix Growth Opportunities Fund. The Registrant's investment adviser, Phoenix Investment Counsel, Inc., has since determined to not pursue the registration and offering of the new fund under this Registration Statement. Instead, the adviser plans to file an amendment to include the new fund in another registration statement (Phoenix Opportunities Trust) that currently contains another of the growth fund offerings of the Phoenix Funds. The Growth Opportunities Fund, as a series of Phoenix Strategic Equity Series Fund, is not currently and has never been offered for sale, has never been funded and has no shareholders.

         Accordingly, Registrant respectfully submits that the withdrawal of the amendment to the Registration Statement is consistent with the public interest and the protection of investors.

         Please contact Pamela Sinofsky at (860) 403-5725 or the undersigned at
(860) 403-5246 if you have any questions concerning this matter.

                                       Very truly yours,

                                       /s/ Kevin J. Carr
                                       Kevin J. Carr
                                       Vice President, Counsel and Secretary